

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                              November 8, 2018

Gary A. Norcross
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida  32204

        **Re:**    **Fidelity National Information Services, Inc.**
                **Form 10-K for Fiscal Year Ended December 31, 2017**
                **Filed February 22, 2018**
                **File No. 001-16427**

Dear Mr. Norcross:

      We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products